UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

LORDSTOWN MOTORS CORP.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

54405Q 100

(CUSIP Number)

Stephen S. Burns

c/o Lordstown Motors Corp.

2300 Hallock Young Road

Lordstown, Ohio 44481

(330) 402-5960

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 23, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box:    ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 54405Q 100

1.	Name of Reporting Person Stephen S. Burns
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ Not Applicable
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,351,745
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 46,351,745
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,351,745
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 28.10%
14.	Type of Reporting Person IN

SCHEDULE 13D

Item 1.	Security and Issuer

This Schedule 13D relates to the Class A common stock, $0.0001 par value per share (the “Common Stock”), of Lordstown Motors Corp., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 2300 Hallock Young Road, Lordstown, Ohio 44481.

Item 2.	Identity and Background

(a)                                 This Schedule 13D is being filed by Stephen S. Burns (the “Reporting Person”).

(b)                                 The Reporting Person’s address is c/o Lordstown Motors Corp., 2300 Hallock Young Road, Lordstown, Ohio 44481.

(c)                                  The Reporting Person is the Chief Executive Officer and a director of the Company.

(d)                                 During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)                                   The Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds

All of the shares of the Common Stock to which this Schedule 13D relates were acquired by the Reporting Person pursuant to an Agreement and Plan of Merger, dated August 1, 2020 (the “Merger Agreement”), among the Company, DPL Merger Sub Corp., a Delaware corporation and wholly owned subsidiary of the Company (“Merger Sub”), and Lordstown EV Corporation (f/k/a Lordstown Motors Corp.) (“Legacy Lordstown”).  Pursuant to the Merger Agreement, Merger Sub merged with and into Legacy Lordstown, with Legacy Lordstown surviving as the surviving company and as a wholly owned subsidiary of the Company (the “Merger” and collectively with the other transactions described in the Merger Agreement, the “Transactions”).  The Transactions closed on October 23, 2020 (the “Closing”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of Legacy Lordstown common stock, par value $0.0001 per share (the “Legacy Lordstown common stock”) converted into and became exchangeable for 46,351,745 shares of the Common Stock for each share of the Legacy Lordstown common stock, such that each converted share of the Legacy Lordstown common stock was no longer outstanding and ceased to exist.

At the Effective Time, the 829,461.91 shares of the Legacy Lordstown common stock held by the Reporting Person were automatically converted into 46,351,745 shares of the Common Stock.

Item 4.	Purpose of the Transaction

The Reporting Person acquired the Common Stock pursuant to the Merger Agreement.  The information contained in Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Person serves as the Chief Executive Officer and a director of the Company.  Accordingly, the Reporting Person may have influence over the corporate activities of the Company, including activities that may relate to items described in clauses (a) through (j) of Item 4 of Schedule 13D.  Subject to the Registration Rights and Lockup Agreement described in Item 6 of this Schedule 13D, the Reporting Person may, from time to time, purchase or sell securities of the Company as appropriate for his personal circumstances.

Except as described in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.  The Reporting Person reserves the right to formulate plans and/or proposals and to take such actions with respect to his investment in the Company, including any or all of the actions set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) — (b)      The Reporting Person has beneficial ownership of 46,351,745 shares of the Common Stock, of which 13,906,553 shares are held in a grantor retained annuity trust of which the Reporting Person is trustee and sole annuitant.  The percentage of beneficial ownership is approximately 28.10% of the outstanding shares of the Common Stock.  The percentage of the Common Stock is based on 164,948,923 shares of Common Stock as of the Closing following the completion of the Transaction as reported in the Company’s Form 8-K filed on October 29, 2020.

The Reporting Person has the sole power to dispose or direct the disposition of all shares of the Common Stock that the Reporting Person beneficially owned as of October 29, 2020.

(c)                                  Except as described in Item 3, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) — (e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Transactions, the Company and certain stockholders of each of the Company and Legacy Lordstown, including the Reporting Person (collectively, the “Holders”), entered into a Registration Rights and Lockup Agreement (each, a “Registration Rights and Lockup Agreement”).  Pursuant to the terms of the Registration Rights and Lockup Agreement, the Company is required to file a registration statement to register the resale of certain securities of the Company held by the Holders within 45 days after the closing of the Merger.  In addition, the Company is obligated to facilitate or participate in no more than two underwritten offerings for any Holder (and no more than four underwritten offerings for all Holders in the aggregate), and the reasonably expected aggregate gross proceeds from each such underwritten offering must be at least $75 million. The Registration Rights and Lockup Agreement also provides the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The Registration Rights and Lockup Agreement further provides for the securities of the Company held by the Holders to be locked up for a period of time following the closing of the Merger, subject to certain exceptions.  In particular, the Reporting Person agreed to a one-year lock-up period for his shares of the Common Stock and a two-year lock-up period for 50% of his shares of the Common Stock (collectively, “Lockup Shares”).  In addition, the Company has recourse for any indemnification claims under Section 8.2 of the Merger Agreement, subject to the limitations set forth in the Merger Agreement, from the Reporting Person’s Lockup Shares. Further, the Reporting Person agreed not to transfer any shares of the Common Stock held by him if, immediately following such transfer, the shares owned by him would be fewer than the number of shares that would be required to satisfy any outstanding indemnification claim made by the Company pursuant to the Merger Agreement.

This summary is qualified by the actual terms of the Merger Agreement and Registration Rights and Lockup Agreement, copies of which are attached as exhibits to this Schedule 13D and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Name
1.	Power of Attorney signed by the Reporting Person
2.

Agreement and Plan of Merger, dated August 1, 2020, among DiamondPeak Holdings Corp., DPL Merger Sub Corp. and Lordstown Motors Corp. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed on August 3, 2020)

3.	Registration Rights and Lockup Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed on October 29, 2020)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Date: October 29, 2020

By:	/s/ Stephen S. Burns
Stephen S. Burns